[Sendas logo]                [Grupo Pao de Acucar logo]    [Mercado logo]
         SENDAS S.A.            COMPANHIA BRASILEIRA DE DISTRIBUICAO
   Publicly Held Company               Publicly Held Company
CNPJ/MF N(0)31.911.548/0001-17    CNPJ/MF N(0)47.508.411/0001-56



                                  PRESS RELEASE





SENDAS S.A. ("SENDAS") and COMPANHIA BRASILEIRA DE DISTRIBUICAO ("CBD"), pursuant to paragraph 4(0) of article 157 of Law n(0) 6.404/76, as well as to the terms of Instruction CVM n(0) 358/02, inform their shareholders and investors, in addition to the Press Release issued on December 8, 2003, that:

1. SENDAS and CBD became partners of Sendas Distribuidora S.A. ("SENDAS DISTRIBUIDORA"), which had begun its operations with 106 stores, comprising a sales area of 324.000m2.

2. The voting capital stock of SENDAS DISTRIBUIDORA is equally distributed among SENDAS and CBD.

3. The beginning of SENDAS DISTRIBUIDORA<180>s operations allows the continuing improvement of services provided to SENDAS and CBD<180>s customers within the State of Rio de Janeiro through productivity gain and operational synergies resulting from such initiative.

4. SENDAS and CBD will continue the process of obtaining necessary approvals before competent entities and the BNDES, Brazilian National Economic and Social Development Bank.

5. This is an initiative of two companies proud to be Brazilians, and that believe in strengthening local groups, by joining efforts to create more jobs and valuing their clients, employees and collaborators.




                          Sao Paulo, February 6, 2004.



       Arthur Antonio Sendas                            Abilio Diniz
President of the Board of Directors         President of the Board of Directors
            SENDAS S.A.                     COMPANHIA BRASILEIRA DE DISTRIBUICAO